Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended June 30,
	2011	2010	2009	2008	2007
	($ in millions)
Earnings:
Add:
Earnings from continuing operations before income taxes	$269.7	$342.1	$346.0	$319.7	$325.9
Fixed charges	25.7	24.1	26.8	44.0	24.5
Amortization of capitalized interest	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
The minority interest in the pre-tax income/(loss) of subsidiaries that have not incurred fixed charges(2)	(0.2)	1.0	2.5	(0.2)	(1.0)

Total	$295.6	$365.2	$370.3	$363.9	$351.4

Fixed charges:
Interest expense	$9.9	$9.8	$14.3	$31.3	$12.4
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of the interest within rental expense(1)	15.8	14.3	12.5	12.7	12.1
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total	$25.7	$24.1	$26.8	$44.0	$24.5

Ratio of Earnings to Fixed Charges	11.5	15.2	13.8	8.3	14.3

(1)	One-third of rental expense under operating leases is assumed to be the equivalent of interest.
(2)	Represents the Company’s share of gains/(losses) from its joint venture with the Tokyo Stock Exchange.